UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             CARSUNLIMITED.COM, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   14606P-103
                                 (CUSIP Number)

                                ODC PARTNERS LLC
                         444 MADISON AVENUE, 18TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 308-2233
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 6, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
      1          NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 ODC PARTNERS LLC                 IRS Id No. 86-1067674
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3          SEC USE ONLY
--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*
                          WC
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OR ORGANIZATION

                          NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF      7           SOLE VOTING POWER
    SHARES
 BENEFICIALLY                    22,231,000
OWNED BY EACH  ---------------------------------------------------------------
  REPORTING      8           SHARED VOTING POWER
 PERSON WITH
                                 0
                 ---------------------------------------------------------------
                 9           SOLE DISPOSITIVE POWER

                                 22,231,000
                 ---------------------------------------------------------------
                 10          SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
         11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          22,231,000
--------------------------------------------------------------------------------
         12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
         13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          77.7%
--------------------------------------------------------------------------------
         14      TYPE OF REPORTING PERSON*

                          OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
      1          NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 DANIEL MYERS
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3          SEC USE ONLY
--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*
                          AF
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OR ORGANIZATION

                          NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF      7           SOLE VOTING POWER
    SHARES
 BENEFICIALLY                    22,231,000
OWNED BY EACH  ---------------------------------------------------------------
  REPORTING      8           SHARED VOTING POWER
 PERSON WITH
                                 0
                 ---------------------------------------------------------------
                 9           SOLE DISPOSITIVE POWER

                                 22,231,000
                 ---------------------------------------------------------------
                 10          SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
         11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          22,231,000
--------------------------------------------------------------------------------
         12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
         13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          77.7%
--------------------------------------------------------------------------------
         14      TYPE OF REPORTING PERSON*

                          IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The following  constitutes  Amendment No. 2 ("Amendment  No. 2") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth.

         Item 3 is amended to add the following:

         On June 20, 2003, pursuant to a Convertible Promissory Note ODC Partners, LLC loaned the Company $15,000. The Note, which was due on June 19, 2004, was convertible at the option of ODC Partners, LLC into common stock of the Company at the rate of $.01 per share. On November 6, 2003, ODC Partners, LLC elected to convert the Note into 1,500,000 shares of common stock of the Company.

         On July 1, 2003, ODC Partners, LLC and the Company executed a Convertible Revolving Credit Agreement ("Credit Agreement") in the amount of $100,000. On August 8, 2003, the Company drew down $8,000 under the Credit Agreement. On November 6, 2003, ODC Partners, LLC elected to convert the $8,000 loan into 800,000 shares of common stock of the Company.

         All funds used by ODC Partners to purchase the shares from Sellers were obtained from the working capital of ODC Partners.

         Item 4 is amended to add the following:

         The Reporting Persons loaned the Company the funds to provide the Company with working capital. The Reporting Persons exercised their option to convert to increase their percentage ownership in the Company and to reduce its debt obligations.

         Item 5 is amended to add the following:

         Item 5(a). The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 28,580,000 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 14, 2003 plus the 2,300,000 share issuance in connection with the conversion of the loans.

         Item 5(b). As of the close of business on November 6, 2003, ODC Partners beneficially owns 22,231,000 shares of Common Stock, constituting approximately 77.7% of the shares outstanding. By virtue of Mr. Myers' 50% beneficial membership interest in Ocean Drive Capital, LLC, which in turn owns 36.11% of ODC Partners, Mr. Myers beneficially owns 8,028,053 shares of Common Stock, constituting approximately 28.09% of the shares outstanding. Mr. Myers has sole voting and dispositive power with respect to the 22,231,000 shares owned by ODC Partners by virtue of his authority to vote and dispose of such shares

         Item 7 is amended to add the following:

(a) Joint Filing Agreement dated as of June 25, 2003 among Daniel Myers and ODC Partners (previously filed).

(b) Convertible Promissory Note dated June 20, 2003 between ODC Partners, LLC and the Company.

(c) Convertible Revolving Credit Agreement dated July 1, 2003 between ODC Partners, LLC and the Company.

(d) Letter from ODC Partners, LLC dated November 6, 2003 converting the $23,000 loan into 2,300,000 shares of common stock of the Company.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2003

                                           ODC PARTNERS LLC


                                           By: /s/ Daniel Myers
                                               ----------------
                                               Daniel Myers
                                               Sole Manager


                                           By: /s/ Daniel Myers
                                               ----------------
                                               Daniel Myers, individually

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated June 25, 2003 (including amendments thereto) with respect to the Common Stock of CarsUnlimited.com, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  June 25, 2003


                                               ODC PARTNERS LLC


                                               By: /s/ Daniel Myers
                                                   ----------------
                                                   Daniel Myers
                                                   Sole Manager


                                               By: /s/ Daniel Myers
                                                   ----------------
                                                   Daniel Myers, individually